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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                             Armor Holdings, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   042260109
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                                (CUSIP Number)

                               Warren B. Kanders
                        Kanders Florida Holdings, Inc.
                    191 Nassau Place Road, Yulee, FL  32097
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 20, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No. 042260109              SCHEDULE 13D                  Page 2 of 5 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Kanders Florida Holdings, Inc.
       IRS I.D. No. 58-2210921

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

       Not applicable.

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

       Delaware

                         7.   Sole Voting Power

                                4,133,037
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                                -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                4,133,037
     With
                         10.  Shared Dispositive Power

                               -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       4,133,037

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      /X/

13.  Percent of Class Represented by Amount in Row 11

       39.8%

14.  Type of Reporting Person

       CO

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                                                               Page 3 of 5 Pages
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                  This Amendment No. 1 to Schedule 13D relates to the Schedule
13D, dated January 26, 1996 (the "Schedule 13D") filed by Kanders Florida Holdings, Inc. ("KFH") in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company").

                  This Amendment No. 1 to Schedule 13D amends the Schedule 13D by amending the disclosures contained in Items 5(a) and (b) and by adding to the disclosure contained in Item 6 of the Schedule 13D the additional information set forth herein.

Item 5.           Interest in Securities of the Issuer

                  Paragraph 1 of Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  KFH is the owner of 4,133,037 shares of Common Stock. The 4,133,037 shares of Common Stock of the Company that are owned by KFH constitute approximately 39.8% of the outstanding shares of Common Stock of the Company. On December 27, 1996, KFH made a charitable contribution of 400,000 shares of Common Stock of the Company to the Kanders Florida Holdings, Inc. 1996 Charitable Remainder Unitrust (the "Trust"). Warren B. Kanders is a trustee of the Trust, and in such capacity has the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock owned by the Trust. Mr. Kanders, the President, sole director and sole shareholder of KFH, may be deemed to be the beneficial owner of the shares of Common Stock that are owned by KFH and the Trust. Mr. Kanders disclaims beneficial ownership of the shares of Common Stock owned by the Trust. In addition, Mr. Kanders owns 29,141 shares of Common Stock individually. The 4,162,178 shares of Common Stock collectively owned by KFH and Mr. Kanders constitute approximately 40.1% of the outstanding shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  Item 6 of the Schedule 13D is hereby amended by adding the following to the end thereof:

                  On December 20, 1996, KFH entered into a loan transaction with NationsBank, N.A. ("NationsBank") pursuant to which KFH may

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                                                               Page 4 of 5 Pages
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borrow up to $10,000,000 under a revolving credit facility (the "Loan"). The
Loan bears interest at the London Interbank Offered Rate (LIBOR) plus 1.25%. The obligation of KFH to repay the Loan matures on December 20, 1997. Interest on the Loan is payable quarterly at the end of each quarter, commencing March 31, 1997. Pursuant to a pledge agreement between KFH and NationsBank dated December 20, 1996 (the "Pledge Agreement"), KFH pledged 3,196,037 shares of Common Stock of the Company owned by KFH as security for the repayment of the Loan. The repayment of the Loan is personally guaranteed by Warren B. Kanders, the President, sole director and sole shareholder of KFH. Mr. Kanders has also provided certain additional collateral to secure the Loan. In the event of a default by KFH under the Loan, NationsBank has the right to, among other things, foreclose on the shares of Common Stock pledged under the Pledge Agreement.

                  On December 27, 1996, KFH made a charitable contribution of 400,000 shares of Common Stock of the Company owned by KFH to the Trust.

Item 7.           Material to be Filed as Exhibits

                  Item 7 of the Schedule 13D is hereby amended by adding the following as exhibits thereto:

                  2. Promissory Note, dated December 20, 1996, in the principal amount of $10,000,000, issued by KFH in favor of NationsBank.

                  3. Pledge Agreement, dated December 20, 1996, between KFH and NationsBank.

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                                                               Page 5 of 5 Pages
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                  Signature

                  The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1996

                                                  KANDERS FLORIDA HOLDINGS, INC.

                                                  By: /s/Warren B. Kanders
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                                                         Warren B. Kanders
                                                         President